(2) Each holder of the Series A Preferred Stock of the issuer is entitled to convert each share of Series A Preferred Stock at any time without payment of additional consideration into such number of shares of common stock of the issuer ("Common Stock") determined by dividing (a) the original issue price of $0.31755 (the "Series A Original Issue Price") by (b) the Series A conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series A Conversion Price"). The Series A Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. Each holder of shares of Series A Preferred Stock is entitled to receive annual cumulative dividends at the rate of 6% per annum of the Series A Original Issue Price, compounded semi-annually. Upon conversion, the holder of such Series A Preferred Stock shall be entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series A Conversion Price.

(3) These securities are held by Sherleigh Associates, Inc. Defined Benefit Pension Plan, a trust, of which Mr. Silver is the trustee.

(4) Each holder of the Series B Preferred Stock of the issuer is entitled to convert each share of Series B Preferred Stock at any time without payment of additional consideration into such number of shares of Common Stock determined by dividing (a) the original issue price of $0.31755 (the "Series B Original Issue Price") by (b) the Series B conversion price in effect at the time of conversion, which initially was $0.31755 (the "Series B Conversion Price"). The Series B Conversion Price is subject to adjustments for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. Each holder of shares of Series B Preferred Stock is entitled to receive annual cumulative dividends at the rate of 6% per annum of the Series B Original Issue Price, compounded semi-annually. Upon conversion, the holder of such Series B Preferred Stock shall be entitled to receive payment of all accrued and unpaid dividends, payable at the option of the holder in cash or such number of additional shares of Common Stock equal to (x) the amount of such accrued and unpaid dividends, divided by (y) the then applicable Series B Conversion Price.

(5) The warrantholder is not entitled to exercise any portion of the warrants in excess of that portion of the warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates which may be deemed beneficially owned through ownership of the unexercised portion of the warrant and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the warrant, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities, accordingly Sherleigh Associates, Inc. Defined Benefit Pension Plan and Mr. Silver disclaim beneficial ownership of the Common Stock underlying the warrants. The limitations on exercise may be waived by the holder upon 61 days written notice to the issuer.